July 31, 2020

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549
Re:	Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 457 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to revise the principal investment strategy disclosures as well as the principal and non-principal investment risks for the EAVOL NASDAQ-100 Volatility Overlay Fund (formerly, the Catalyst/Exceed Defined Risk Fund) and the Catalyst/Teza Algorithmic Allocation Fund (formerly, the Catalyst/Teza Algorithmic Allocation Income Fund).

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or me at (614) 469-3217.

Very truly yours,

/s/

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Phone: 614.469.3217